UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company
CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

ACQUISITION OF PART OF OI UPI MOBILE ASSETS

Telefônica Brasil S.A. (“Company”), in the form and purposes of CVM Resolution No. 44/2021, in continuity to the Material Facts disclosed on March 10, 2020, July 18, 2020, July 27, 2020, August 7, 2020, September 7, 2020, December 14, 2020, January 29, 2021, January 31, 2022, February 9, 2022, April 13, 2022, April 20, 2022, August 4, 2022, August 15, 2022, September 19, 2022 and October 03, 2022, hereby informs its shareholders and the market in general that the Company has news, but still without intimation and formal citation, that the 7th Business Court of the Judicial District of the Capital of the State of Rio de Janeiro, within the scope of the judicial recovery process of Oi S.A. – Under Judicial Recovery (“Seller”) issued an injunction granting the request made by the Seller in the sense that it be made by the Company, Claro S.A. and Tim S.A. (“Buyers”) deposit in the amount of approximately R$1,500,000,000.00, equivalent to the Retained Amount of the acquisition price of UPI Ativos Móveis, within 48 (forty-eight) hours, until the dispute arising from the price adjustment of post-closing acquisition is resolved by arbitration, with the amount of approximately R$500,000,000.00 corresponding to the Company's portion.

The Company will adopt all necessary and reasonable measures to ensure its rights.

São Paulo, October 4, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Website: www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 4, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director